                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from ____________ to ____________


       Commission file number 000-25287


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           TOWER FINANCIAL 401(k) PLAN



       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           Tower Financial Corporation
                              116 East Berry Street
                            Fort Wayne, Indiana 46802

                              REQUIRED INFORMATION


ITEM 4.

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a) Financial Statements:

       Report of Independent Auditors

       Financial Statements:

          Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

          Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

          Notes to Financial Statements

(b) Exhibits

    23 - Consent of Crowe Chizek and Company LLC




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                                                                              2.

                         REPORT OF INDEPENDENT AUDITORS


Tower Financial 401(k) Plan
Fort Wayne, Indiana

We have audited the accompanying statements of net assets available for benefits of the Tower Financial 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.




                                                /s/ Crowe Chizek and Company LLC


Fort Wayne, Indiana
April 22, 2003


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                                                                              3.

                           TOWER FINANCIAL 401(k) PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

                                                 2002         2001
                                               --------     --------
ASSETS
     Investments, at fair value                $756,358     $607,676
     Employer contribution receivable                 -        5,509
     Employee contribution receivable                 -        5,979
                                               --------     --------
         Total assets                           756,358      619,164

LIABILITIES

     Other payables                                   -          246
                                               --------     --------

         Total liabilities                            -          246
                                               --------     --------
NET ASSETS AVAILABLE FOR BENEFITS              $756,358     $618,918
                                               ========     ========



--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.


                                                                              4.

                           TOWER FINANCIAL 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2002

--------------------------------------------------------------------------------



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Investment income (loss)
         Net depreciation in fair value of investments (Note 4)       $(132,525)
         Dividend and interest income                                    11,689
                                                                      ---------
                                                                       (120,836)

      Contributions
         Participants                                                   225,348
         Employer                                                        81,003
                                                                      ---------
                                                                        306,351

             Total additions                                            185,515

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid directly to participants or their beneficiaries      45,170
      Administrative expenses                                             2,905
                                                                      ---------
             Total deductions                                            48,075
                                                                      ---------

NET INCREASE                                                            137,440

Net assets available for benefits
      Beginning of year                                                 618,918
                                                                      ---------

      End of year                                                     $ 756,358
                                                                      =========



--------------------------------------------------------------------------------
                See accompanying notes to financial statements.

                                                                              5.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Tower Financial 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution 401(k) profit sharing plan covering substantially all employees of Tower Financial Corporation (the "Corporation") and its subsidiary, Tower Bank & Trust Company. An employee becomes eligible to enter the Plan on January 1, April 1, July 1 and October 1 following attainment of age 18 and completion of three months of service.

The Plan was adopted March 1, 1999. Effective July 1, 2000, the plan was amended and restated. The Plan provides for retirement, death, disability and termination benefits, and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts: Each participant's account is credited with the participant's contribution and an allocation of (a) the Corporation's contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Contributions: Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers eight funds as investment options for participants, one of which is invested in employer stock. Eligible participants may share in matching contributions equal to a uniform percentage, if any, determined each year by the Corporation.

Retirement, Death and Disability: A participant is entitled to 100 percent of his or her account balance upon death, total and permanent disability or retirement.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Payment of Benefits: On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account. Distributions out of the funds are made in cash.

Loan Provisions: Participants may borrow from their fund accounts up to a maximum of $50,000. The loans are secured by the balance in the participant's account and bear reasonable interest rates.

--------------------------------------------------------------------------------
                                  (Continued)

                                                                              6.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles which significantly affect the determination of net assets and results of operations are summarized below.

Accounting Method: The accounting practices and principles followed by the Plan and the methods of applying those principles conform to accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition: Investments are stated at fair value as determined by quoted market prices, if available. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments: In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year along with gains and losses on sales of investments are reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments. Unrealized appreciation (depreciation) for investments held as of the end of the current fiscal year is the difference between the current value of those investments and the value of those investments as of the end of the prior fiscal year or the purchase date for investments purchased during the year. The gain or loss on securities sold is the difference between the proceeds received and the fair value of the security at the end of the prior fiscal year or the purchase date for securities purchased during the year.

Administrative Expenses: All expenses of administration may be paid out of the Plan unless paid by the Corporation. Until paid, the expenses shall constitute a liability of the Plan.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan provides for various investment options including any combination of mutual funds, stocks, and money market funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant's individual account balances.


--------------------------------------------------------------------------------
                                  (Continued)

                                                                              7.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of termination, participants will become 100 percent vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments at quoted market value.


                                                          December 31,
                                                      2002          2001
                                                    ---------     --------
Mutual Funds
 Delaware Cash Reserve, 30,036 and -0- units,
   respectively                                     $  30,036     $       -
 PIMCO Total Return Fund, 6,158 and -0-
   units, respectively*                                65,709             -
 MFS Total Return Fund, 4,782 and 2,690
   units, respectively*                                63,458        38,955
 Liberty Growth and Income Fund, 8,036 and
   -0- units, respectively*                           110,339             -
 Liberty Select Value Fund, 72 and -0- units,
   respectively                                         1,357             -
 MFS Massachusetts Investor Growth Stock
   Fund, 23,148 and -0- units, respectively*          213,655             -
 Delaware Small Cap Value Fund, 168 and -0-
   units, respectively                                  4,284             -
 Janus Advisor Worldwide Fund, 2,289 and
   -0- units, respectively*                            49,467             -
 Massachusetts Investors Trust, -0- and 4,865
   units, respectively*                                     -        80,660
 MFS Bond Fund-A, -0- and 5,538 units,
   respectively*                                            -        68,621
 MFS Emerging Growth Fund-A, -0- and
   2,816 units, respectively*                               -        93,559
 MFS Global Equity Fund-A, -0- and 3,006
   units, respectively*                                     -        56,612
 MFS Strategic Growth Fund-A, -0- and 8,409
   units, respectively*                                     -       167,934
 MFS Money Market Fund-A, -0- and 5,384
   units, respectively                                      -         5,384
                                                    ---------      --------
                                                      538,305      511,725


--------------------------------------------------------------------------------
                                  (Continued)

                                                                              8.

                          TOWER FINANCIAL 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


--------------------------------------------------------------------------------


NOTE 4 - INVESTMENTS (Continued)


Other Investments
  Cash                                             $   4,625    $      76
  Loan to participant                                  4,234        5,514
  Tower Financial Corporation common stock,
    16,485 and 7,587 shares, respectively*           209,194       90,361
                                                   ---------    ---------
                                                     218,053       95,951
                                                   ---------    ---------

                                                   $ 756,358    $ 607,676
                                                   =========    =========


     * Denotes investment that represents 5 percent or more of the Plan's net assets.

The following table presents the net appreciation (depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan's investment categories for the year ended December 31, 2002.


Mutual funds                                       $(140,622)
Tower Financial Corporation common stock               8,097
                                                   ---------

                                                   $(132,525)
                                                   =========


All of the Plan's investments are uninsured.


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. The employer paid for all professional services, except for stock transfer fees.

During 2002, the Plan purchased 8,935 shares of Tower Financial Corporation common stock at a cost ranging from $10.75 to $14.85 per share. The Plan sold 37 shares of Tower Financial Corporation common stock at a sales price of $14.50 per share.


--------------------------------------------------------------------------------
                                  (Continued)

                                                                              9.

                          TOWER FINANCIAL 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

At December 31, 2002 and 2001, the Plan held the following party-in-interest investments (at quoted market value):


                                                             December 31,
                                                        2002               2001
                                                       -------            ------
Delaware Cash Reserve, 30,036 and -0- units,
  respectively                                          30,036                 -
Delaware Small Cap Value Fund, 168 and -0-
  units, respectively                                    4,284                 -
Massachusetts Investor Trust, -0- and 4,865
  units, respectively                                        -            80,660
MFS Bond Fund-A, -0- and 5,538 units,
  respectively                                               -            68,621
MFS Emerging Growth Fund-A, -0- and 2,816
  units, respectively                                        -            93,559
MFS Global Equity Fund-A, -0- and 3,006 units,
  respectively                                               -            56,612
MFS Strategic Growth Fund-A, -0- and 8,409
  units, respectively                                        -           167,934
MFS Total Return Fund-A, 4,782 and 2,690 units,
  respectively *                                        63,458            38,955
MFS Money Market Fund-A, -0- and 5,384 units,
  respectively                                               -             5,384
Tower Financial Corporation common
  stock, 16,485 and 7,587 shares, respectively         209,194            90,361
Loan to participant                                      4,234             5,514



*  Only considered a party-in-interest at December 31, 2001.


NOTE 6 - TAX STATUS

The Plan is maintained using a prototype plan document sponsored by Baden Gage and Schroeder LLC. The Internal Revenue Service has ruled in a letter dated August 7, 2001, that the prototype plan qualifies under Section 401 of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. The plan administrator believes that the Plan is being operated in compliance with applicable requirements of the IRC.


--------------------------------------------------------------------------------
                                  (Continued)


                                                                             10.

                          TOWER FINANCIAL 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were approximately $608 and $45,000 at December 31, 2002 and 2001.








--------------------------------------------------------------------------------
                                  (Continued)


                                                                             11.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             TOWER FINANCIAL 401(k) Plan

                                             By: Tower Financial 401(k) Plan
                                                 Trustee:
                                                 Tower Bank & Trust Company


Dated:  June 24, 2003                        /s/ Donald F. Schenkel
                                             ------------------------------
                                             Donald F. Schenkel,
                                             Chief Executive Officer


Dated:  June 24, 2003                        /s/ Kevin J. Himmelhaver
                                             ------------------------------
                                             Kevin J. Himmelhaver,
                                             Chief Financial Officer


Dated:  June 24, 2003                        /s/ Curtis A. Brown
                                             ------------------------------
                                             Curtis A. Brown, President




--------------------------------------------------------------------------------


                                                                             12.